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                          June 7, 2023

       John M. Franck II
       Vice President     Legal and Corporate Secretary
       HCA Healthcare, Inc.
       One Park Plaza
       Nashville, Tennessee 37203

                                                        Re: HCA Healthcare,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 31, 2023
                                                            File No. 333-272298

       Dear John M. Franck II:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              David Lopez